UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1) *
CollaGenex Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
19419B100
(CUSIP Number)
Galderma Laboratories, Inc.
14501 North Freeway
Fort Worth, Texas 76177
Attention: Quintin Cassady
Telephone: (817) 961-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)
Copy to:
Debevoise & Plimpton
919 Third Avenue
New York, New York 10022
Attention: Paul S. Bird, Esq.
Telephone: (212) 909-6000
April 8, 2008
(Date of Event which Requires Filing Statement on Schedule 13D)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

Schedule 13D/A

CUSIP No.	19419B100

1	NAME OF REPORTING PERSON Galderma Laboratories, Inc. S.S. or I.R.S. Identification No. of Above Person 75-1714673

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-1,000-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-1,000-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-1,000-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON

CO

          This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D, dated March 5, 2008, (the “Original Schedule 13D”), and is being filed by Galderma Laboratories, Inc., a Delaware corporation (“Galderma US”) with the Securities and Exchange Commission (the “SEC”) on April 17, 2008 (the Original Schedule 13D, together with this Amendment, the “Schedule 13D”) with respect to the shares of common stock, par value $0.01 per share, of CollaGenex Pharmaceuticals, Inc. (“Issuer”).
          All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Original Schedule 13D.
Item 2. Identity and Background
          The response to Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
          (a), (b), (c) and (f) This Statement is being filed by Galderma Laboratories, Inc., a Delaware corporation (“Galderma US”, or the “Reporting Person”).
          Galderma US is the United States holding company of Galderma Pharma S.A. (“Galderma International”), a fully integrated speciality pharmaceutical company dedicated exclusively to the field of dermatology. Galderma International has a presence in 65 countries with over 1000 sales representatives and is committed to improving the health of skin with an extensive line of products that treat a range of dermatological conditions including: acne, rosacea, fungal nail infections, psoriasis & steroid-responsive dermatoses, pigmentary disorders, medical solutions for skin senescence and skin cancer.
          The address of the principle executive and business office of the Reporting Person is 14501 North Freeway, Fort Worth, Texas, 76177. The telephone number is (817) 961-5000.
          The name, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Person is set forth on Schedule I hereto. Except as otherwise specified on Schedule I, the business address for each of the persons listed on Schedule I is c/o Galderma Laboratories, Inc., 14501 North Freeway, Fort Worth, Texas, 76177. Except as otherwise specified on Schedule I, all directors and executive officers of the Reporting Person are citizens of the United States.
          Galderma International directly owns 100% of the voting securities Galderma US. Galderma International is a joint venture between Nestlé S.A. and L’Oréal S.A., each of which owns 50% of the outstanding voting securities of Galderma International.
          (d) and (e) During the last five years, neither the Reporting Person nor any of the persons listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
          This Item 2 is qualified in its entirety by reference to Schedule I hereto, which is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration
     The response to Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
          On February 25, 2008, the Issuer, Galderma US and Galderma Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Galderma US (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, (i) Merger Sub would commence a tender offer (the “Offer”) to purchase all of the outstanding shares (the “Shares”) of Common Stock at a price of $16.60 per Share, net to the seller in cash without interest (the “Offer Price”) and (ii) following the consummation of the Offer, Merger Sub would be merged with an into the Issuer (the “Merger”), with the Issuer as the surviving corporation, all upon the terms and subject to the conditions set forth in the Merger Agreement. In the Merger, each remaining Share would be converted into the right to receive an amount in cash equal to the Offer Price and each outstanding share (the “Series D-1 Shares”) of Series D-1 Preferred Stock would be converted into the right to receive an amount of cash equal to the product of the number of shares of Common Stock into which such Series D-1 Share is convertible multiplied by the Offer Price, all upon the terms and subject to the conditions set forth in the Merger Agreement.
          The description of the Merger Agreement in this Statement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.
          On February 25, 2008, as an essential condition and inducement to the willingness of Galderma US and Merger Sub to enter into the Merger Agreement, Galderma US and Merger Sub entered into a Preferred Stock Purchase and Voting Agreement (the “Preferred Stockholder Agreement”) with OCM Principal Opportunities Fund L.P. (the “Oaktree Fund”), Cutchogue Point AP, LLC (“Cutchogue”), Robert J. Easton (“Easton”), and Pebblebrook Partners Ltd. (“Pebblebrook”, and together with the Oaktree Fund, Cutchogue, and Easton, the “Preferred Stockholders”). Pursuant to the Preferred Stockholder Agreement, each Preferred Stockholder (a) agreed to (i) sell all Series D-1 Shares beneficially owned by such Preferred Stockholder to Merger Sub concurrently with the closing of the Offer and (ii) vote its Series D-1 Shares and any other shares of capital stock of the Issuer owned by such Preferred Stockholder against certain actions, transactions or agreements that compete with or would interfere, impede or otherwise frustrate the transactions contemplated by the Merger Agreement, and (b) granted specified representatives of Galderma US an irrevocable proxy to vote and exercise voting and related rights with respect to the Voting Shares in accordance with the terms of the voting agreement set forth in the Preferred Stockholder Agreement.
          The Preferred Stockholders would receive for each Series D-1 Share an amount in cash equal to the product of the number of shares of Common Stock into which such Series D-1 Share is convertible multiplied by the Offer Price.
          On March 10, 2008, Merger Sub commenced the Offer. The Offer expired at 12:00 midnight, New York City time, at the end of April 4, 2008. According to American Stock Transfer & Trust Company, the depositary for the Offer, as of 12:00 midnight, New York City time, at the end of April 4, 2008, a total of approximately 21,044,292 Shares were validly tendered into the Offer, including approximately 1,328,948 Shares that were tendered by notice of guaranteed delivery. These tendered Shares represented in the aggregate approximately 97.04% of all outstanding Shares as of April 4, 2008. Merger Sub accepted for payment all Shares that were validly tendered in the Offer. On April 7, 2008, Galderma International issued a press release announcing the results and completion of the Offer and that, shortly after the acquisition of the Shares that were validly tendered in the Offer, Galderma US intended to effect the Merger.
          On April 8, 2008, (i) the consideration for all Shares that were validly tendered in the Offer was promptly paid in accordance with the terms of the Offer and (ii) in accordance with the terms and conditions of the Preferred Stockholder Agreement, Merger Sub purchased (the “Preferred Stockholder Agreement Purchase”) all Series D-1 Shares beneficially owned by the Preferred Stockholders, such Series D-1 Shares representing in the aggregate approximately 95% of all outstanding Series D-1 Shares as of April 8, 2008.
     Galderma US consummated the Merger on April 10, 2008. The Merger was consummated without a vote or meeting of the stockholders of CollaGenex, in accordance with Delaware law. In the Merger, (i) each Share outstanding immediately prior to the effective time (the “Effective Time”) of the Merger (other than any Shares held by stockholders who properly perfect appraisal rights under Delaware law and any Shares owned by Galderma US, Merger Sub, the Issuer or any of their respective subsidiaries, in each case immediately prior to the Effective Time) were automatically canceled and ceased to exist, and were converted into the right to receive an amount of cash, without interest, equal to the price paid in the Offer, (ii) each Series D-1 Share outstanding immediately prior to the Effective Time (other than any Series D-1 Share held by stockholders who properly perfect appraisal rights under Delaware law and any Series D-1 Share owned by Galderma US, Merger Sub, the Issuer or any of their respective subsidiaries, in each case immediately prior to the Effective Time) were automatically canceled and ceased to exist, and were converted into the right to receive an amount of cash, without interest, equal to the product of the number of Shares into which such Series D-1 Share was convertible multiplied by the price paid in the Offer, (iii) any Shares or Series D-1 Shares owned by Galderma US, Merger Sub, the Issuer or any of their respective subsidiaries, in each case immediately prior to the Effective Time, were automatically canceled and ceased to exist and (iv) each outstanding share of common stock, par value $0.01 per share, of Merger Sub was converted into one Share of the Issuer. Following the Merger, the Common Stock ceased to be traded on the NASDAQ Global Market and the Issuer became a direct wholly owned subsidiary of Galderma US. As a result of the Merger, there are only 1000 Shares of the Issuer outstanding, each of which is owned directly by Galderma US.
          The Reporting Person estimates that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and the Merger, including in connection with the cancellation of all options to acquire Shares in accordance with the terms of the Merger Agreement, all outstanding Series D-1 Shares pursuant to the Preferred Stockholder Agreement and the Merger, and to pay related fees and expenses, excluding the Issuer’s fees and expenses, will be approximately $430 million. Galderma US ensured that Merger Sub had sufficient funds to fulfill its obligations under the Merger Agreement and the Preferred Stockholder Agreement. The required funds were funded from Galderma US’s ongoing free cash and Galderma US’s affiliates.

Item 4. Purpose of Transaction
          The response to Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
          The information set forth in Item 3 above is hereby incorporated by reference.
          The purpose of the Offer, the Preferred Stockholder Agreement Purchase and the Merger was to acquire control of, and the entire equity interest in, the Issuer. The Offer and the Preferred Stockholder Agreement Purchase, as the first step in the acquisition of the Issuer, was intended to facilitate the acquisition of all of the Shares and all of the Series D-1 Shares, respectively. The purpose of the Merger was to acquire all capital stock of the Issuer not purchased pursuant to the Offer, the Preferred Stockholder Agreement Purchase or otherwise.
Item 5. Interest in Securities of the Issuer
          The response to Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
          The information set forth in Items 3 and 4 above is hereby incorporated by reference.
     (a) and (b). The Reporting Person beneficially owns 100% of the Shares and has sole voting and dispositive power over them.
     (c) Except as otherwise disclosed in this Schedule 13D, no transactions in Common Stock were effected during the past 60 days by the Reporting Person or, to the knowledge of the Reporting Person, any of the other persons named in Item 2 above.
     (d) Except as set forth in this Item 5, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock beneficially owned by the Reporting Person.
     (e) Not applicable.
Item 7. Material to Be Filed as Exhibits

The response to Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 4.1	Agreement and Plan of Merger, by and among Galderma Laboratories, Inc., Galderma Acquisition Inc., and the Issuer, dated as of February 25, 2008 (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, dated as of February 27, 2008, and incorporated herein by reference).

Exhibit 4.2	Preferred Stock Purchase and Voting Agreement, by and among Galderma Laboratories, Inc., Galderma Acquisition Inc., OCM Principal Opportunities Fund, L.P., Cutchogue Point AP, LLC, Robert J. Easton, and Pebblebrook Partners Ltd., dated as of February 25, 2008 (filed as Exhibit 4.2 to the Original Schedule 13D and incorporated herein by reference).

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 15, 2008

GALDERMA LABORATORIES, INC.
By:	/s/ Albert Draaijer
	Name:	Albert Draaijer
	Title:	President

SCHEDULE I
      DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSON
          The following tables set forth the name and present principal occupation or employment of each director and executive officer of the Reporting Person. Unless otherwise indicated, the business address for each of the directors and executive officers listed in the following tables is 14501 North Freeway, Fort Worth, Texas, 76177. Except as otherwise specified below, all directors and executive officers of the Reporting Person are citizens of the United States.

Name	Principal Occupation or Employment and Business Address

Executive Officers
Albert Draaijer	President of Galderma Laboratories, Inc. and Head of North American Operations of Galderma Pharma S.A.
Anne Egger	Vice President, Marketing of Galderma Laboratories, Inc.
Bill Carson	Vice President, Medical and Regulatory Affairs of Galderma Laboratories, Inc.
Ken Ferrell	Vice President, Commercial Operations Services of Galderma Laboratories, Inc.
Brant Schofield	Vice President, Finance of Galderma Laboratories, Inc.
Quintin Cassady	Secretary of Galderma Laboratories, Inc. and Vice President, General Counsel and Secretary of Galderma Laboratories, L.P.
Yon Choi	Treasurer of Galderma Laboratories, Inc.

Directors
Humberto Antunes	Chief Executive Officer of Galderma Pharma S.A. Business Address: Tour Enroplaza, La Défense 4, F-92927 La Defense Cedex, France.
Pierre Libmann	Chief Financial Officer of Galderma Pharma S.A. Business Address: Tour Enroplaza, La Défense 4, F-92927 La Defense Cedex, France
Albert Draaijer	See information set forth above.
Mr. Antunes is a citizen of Brazil; Mr. Libmann is a citizen of France; Mr. Draaijer is a citizen of the Netherlands.

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